================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  _____________

                                  SCHEDULE 13G

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                                   ___________

                           ACADIA PHARMACEUTICALS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

           Common Stock                              004225108
-------------------------------------  -----------------------------------------
  (Title of class of securities)                   (CUSIP number)

                                 April 20, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[-}  Rule 13d-1(d)

                                   __________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                   Page 1 of 6

================================================================================


------------------------------------ --------------------------------------------            ---------------------------------------
CUSIP No.                            004225108                                       13G                              Page 2 of 6
------------------------------------ --------------------------------------------            ---------------------------------------
----------------------------- --------------------------------------------------- --------------------------------------------------
             1                NAME OF REPORTING PERSONS:                          Nomura International plc on behalf of
                                                                                  Nomura Phase4 Ventures LP, Nomura Phase4 GP
                                                                                  Limited  and Nomura Phase4 Ventures Limited


                              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):    Not Applicable
----------------------------- ---------------------------------------------------------------------------------------------------- -
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                          (a) [ ]
                                                                                                                          (b) [X]
----------------------------- ------------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------- --------------------------------------------------- --------------------------------------------------
             4                CITIZENSHIP OR PLACE OF ORGANIZATION:               England and Wales

------------------------------------ ------ ------------------------------------------------ ---------------------------------------
             NUMBER OF                 5    SOLE VOTING POWER:                                   2,199,010
              SHARES
                                     ------ ------------------------------------------------ ---------------------------------------
           BENEFICIALLY                6    SHARED VOTING POWER:                                 0
             OWNED BY
                                     ------ ------------------------------------------------ ---------------------------------------
               EACH                    7    SOLE DISPOSITIVE POWER:                              2,199,010
             REPORTING
                                     ------ ------------------------------------------------ ---------------------------------------
            PERSON WITH                8    SHARED DISPOSITIVE POWER:                            0

----------------------------- -------------------------------------------------------------- ---------------------------------------
             9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:      2,199,010

----------------------------- ---------------------------------------------------------------------------------------------------- -
             10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                                                                                                                              [  ]
----------------------------- ---------------------------------------------------------------------------------------------------- -
             11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                        9.43%

----------------------------- --------------------------------------------------- --------------------------------------------------
             12               TYPE OF REPORTING PERSON:                           CO, OO
----------------------------- --------------------------------------------------- --------------------------------------------------


ITEM 1.       NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

              (a) Name of Issuer: ACADIA Pharmaceuticals Inc. (the "Issuer")

              (b) Address of Issuer's Principal Executive Offices:

               311 Sorrento Valley Boulevard
               San Diego, CA  92121

ITEM 2.    NAME OF PERSON FILING

              (a) Name of Persons Filing:

                    See Item 1 on the cover page. See also Schedule I.

              (b) Address of Principal Business Office or, if None, Residence:

               Nomura House
               1 St Martins-le-Grand
               London, EC1A 4NP
               United Kingdom

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

              Not applicable.

ITEM 4.       OWNERSHIP

              The percentage ownership of the reporting persons is based on 23,328,818 shares comprised of (a) 18,051,197 shares of Common Stock outstanding as of March 14, 2005, as reported by the Issuer in its Form 10-K for the period ending December 31, 2004 and (b) 5,277,621 shares of Common Stock issued pursuant to the Securities Purchase Agreement dated April 15, 2005. See also
Schedule I.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              See Schedule I.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

              Not applicable.

ITEM 10.      CERTIFICATION

              (a) Not applicable.

              (b) By signing below, the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


             [The remainder of this page intentionally left blank.]

                                    SIGNATURE

              After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:    April 25, 2005

                                  NOMURA INTERNATIONAL PLC


                                  By:  /s/ Terence Kyle
                                     -------------------------------------------
                                     Name:  Terence Kyle
                                     Title: General Counsel
                                     as attorney for Nomura International plc
                                     under a power of attorney dated May 4, 2004

                                   SCHEDULE I

This statement is being filed by Nomura International plc ("NI"), a public limited company incorporated under the laws of England and Wales, on behalf of itself and Nomura Phase4 Ventures LP ("NLP"), Nomura Phase4 GP Limited ("NGP") and Nomura Phase4 Ventures Limited ("NVL") (collectively, the "Reporting Entities"). Each of the Reporting Entities has the address of Nomura House, 1 St Martins-le-Grand, London, EC1A 4NP, United Kingdom. NI owns directly all of the stock of NVL. NVL owns directly all of the stock of NGP. NGP is the manager of NLP.

NLP acquired 2,199,010 shares of Common Stock of the Issuer pursuant to that certain Securities Purchase Agreement dated April 15, 2005 by and among the Issuer and certain purchasers listed therein.

NI, NGP and NVL each disclaim beneficial ownership of the securities held directly by NLP.